Extraordinary General Meeting of Graphex Group Limited

Date: February 6, 2023

See Voting Instruction On Reverse Side.

Please make your marks like this: X Use pen only

ORDINARY RESOLUTION

	For	Against
1. To approve, subject to and conditional upon the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the Ordinary Shares which may fall to be issued and allotted on the vesting of any Awarded Shares pursuant to any Awards which may be granted under the 2023 Share Award Scheme, and the adoption of the rules of which are contained in the document marked "A" produced to this meeting and signed by the chairman of this meeting for identification purpose, and the Scheme Mandate limit of 68,349,307 Ordinary Shares, and to authorise the Directors to take all such steps and attend all such matters, to approve and execute (whether under hand or under seal) such documents and to do such other things, for and on behalf of the Company, as the Directors may consider necessary, desirable or expedient to effect and implement the 2023 Share Award Scheme, including without limitation, (i) administering the 2023 Share Award Scheme under which Awards will be granted to Eligible Participants under the 2023 Share Award Scheme; (ii) modifying and/or amending the 2023 Share Award Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the 2023 Share Award Scheme relating to modification and/or amendment and the requirements of the Listing Rules; (iii) granting Awards to Selected Participants under the 2023 Share Awards Scheme and allotting and issuing from time to time such number of Awarded Shares as may be required to be issued pursuant to the vesting of the Awards that may be granted under the 2023 Share Award Scheme and subject to the Listing Rules; (iv) making application at the appropriate time or times to the Stock Exchange, and any other stock exchanges upon which the issued Ordinary Shares of the Company may for the time being be listed, for the listing of, and permission to deal in, any new Awarded Shares or any part thereof that may hereafter from time to time be allotted and issued pursuant to the vesting of the Award granted under the 2023 Share Award Scheme; and (v) consenting, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the 2023 Share Award Scheme.	☐	☐
2. To approve, conditional on the passing of the ordinary resolution no. 1 set out in this notice and adoption of the 2023 Share Award Scheme, the adoption of the Service Provider Sublimit (as defined in the 2023 Share Award Scheme) on the total number of Award Shares that may be issued in respect of all Awards to be granted to Service Providers under the Share Award Scheme and to authorise the Directors to take all such steps and attend all such matters, to approve and execute (whether under hand or under seal) such documents and to do such other things, for and on behalf of the Company, as the Directors may consider necessary, desirable or expedient to effect and implement the Service Provider Sublimit.	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ______________________ Please Date Above ______________________

Please Sign Here ______________________ Please Date Above ______________________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of Graphex Group Limited to be held February 6, 2023 For Holders as of December 30, 2022

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 PM Eastern Time January 26, 2023.

PROXY TABULATOR FOR

GRAPHEX GROUP LIMITED
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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Graphex Group Limited

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 PM Eastern Time on January 26, 2023)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Graphex Group Limited registered in the name of the undersigned on the books of the Depositary as of the close of business December 30, 2022 at the Extraordinary General Meeting of the Shareholders of Graphex Group Limited to be held on February 6, 2023 in Hong Kong.

NOTE:

1. **Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
GRAPHEX GROUP LIMITED
P.O. BOX 8016
CARY, NC 27512-9903